October 28, 2024

Ashley Vroman-Lee

Senior Counsel

Thankam Varghese

Branch Chief

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C.  20549

Re:

DSS AmericaFirst Funds File Nos. 811-22669, 333-179594

Dear Ms. Vroman-Lee and Ms. Varghese:

On August 28, 2024, DSS AmericaFirst Funds (the "Trust" or the "Registrant"), on behalf of its series, DSS AmericaFirst Defensive Growth Fund and DSS AmericaFirst Large Cap Share Buyback Fund (each a "Fund"), filed post-effective amendment number 33 to the Trust's registration statement (the "Amendment").  The Amendment was filed pursuant to Rule 485(a)(1) promulgated under the Securities Act of 1933. The main purposes of the Amendment was to:

(A)

(i) rename the DSS AmericaFirst Defensive Growth Fund as the DSS AmericaFirst Total Return Bond Fund, (ii) change the investment objective from capital appreciation through all market cycles to total return from income and capital appreciation, (iii) adopt an 80% bond investment policy, and (iv) recast strategy and risk disclosures; and

(B)

(i) rename the DSS AmericaFirst Large Cap Share Buyback Fund as the DSS AmericaFirst Alpha Trends Factor Fund, (ii) change the investment objective from growth of capital to capital gains, (iii) discontinue an 80% large capitalization companies investment policy, and (iv) recast strategy and risk disclosures.

On October 15, 2024, Ms. Vroman-Lee provided comments by phone to Parker Bridgeport; and on October 22, 2024, Ms. Varghese provided supplemental comments by phone to Parker Bridgeport.

Set forth below are your comments, as we understand them, followed by responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.  Where applicable, revisions indicated in responses to your comments will be reflected in an amendment to the registration statement to be filed subsequently to or concurrently with this letter.  Revisions to the summary portion of the prospectus have been carried over to the statutory portion.  All capitalized terms not defined herein have the meaning given to them in the registration statement.

DSS AmericaFirst Total Return Bond Fund

Prospectus – Fee Table

Comment 1.  In the fee table, please move footnote (1) that is attached to Acquired Fund Fees and Expenses one line item lower so that it attaches to Total Fund Operating Expenses.

Response:  The Registrant has relocated footnote (1) to Total Fund Operating Expenses.

Comment 2.  Please provide in correspondence a completed fee table.

Response:  The Registrant has included a completed fee table below.

Shareholder Fees (fees paid directly from your investment)	Class A	Class U	Class I
Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)	5.00%	2.50%	None
Maximum Deferred Sales Charge (Load) (as a % of the lower of original purchase price or redemption proceeds)	1.00%	1.00%	None
Redemption Fee (as a % of amount redeemed, if sold within 90 days)	1.00%	1.00%	1.00%
Wire Transfer Fee	$15	$15	$15
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.50%	0.50%	0.50%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%	0.00%
Other Expenses	8.42%	8.43%	8.44%
Acquired Fund Fees and Expenses	0.02%	0.02%	0.02%
Total Annual Fund Operating Expenses (1)	9.19%	9.95%	8.96%
Fee Waiver and Reimbursement (2)	(8.58)%	(9.34)%	(8.35)%
Total Annual Fund Operating Expenses After Fee Waiver and Reimbursement	0.61%	0.61%	0.61%

(1) The operating expenses in this fee table will not correlate to the expense ratio in the Fund's financial highlights because the financial statements include only the direct operating expenses incurred by the Fund, not the indirect costs of investing in other investment companies (i.e. acquired fund fees and expenses).

(2) The Advisor and the Trust have entered into an expense limitation agreement whereby the Advisor has contractually agreed to waive a portion of its fees and/or reimburse certain Fund expenses (exclusive of any (i) front-end or contingent deferred loads; (ii) brokerage fees and commissions, (iii) acquired fund fees and expenses; (iv) borrowing costs (such as interest and dividend expense on securities sold short); (v) taxes; (vi) specialized pricing services, (vii) proxy costs not borne by the Advisor or another party, (viii) unusual or unanticipated audit costs, (ix) change in service provider transition expenses, and (x) extraordinary expenses, such as litigation expenses (which may include indemnification of Fund officers and Trustees, contractual indemnification of Fund service providers (other than the Advisor))) in order to limit annual fund operating expenses to 0.59%, 0.59% and 0.59% for Class A, Class U and Class I, respectively.  These expense limitations will remain in effect until at least through October 31, 2025.  During its first year, this agreement may be terminated only by the Fund's Board of Trustees on written notice to the Advisor.  These fee waivers and expense reimbursements are subject to possible recoupment from the Fund in future years on a rolling three-year basis (within the three years after the date fees have been waived or reimbursed).  The Fund may only make a recoupment payment to the Advisor if such payment does not cause the Fund's expense ratio (after the recoupment payment is taken into account) to exceed the lesser of (i) the expense limit at the time of the waiver and reimbursement, and (ii) the Fund's then-current expense limit.

Comment 3.  Please confirm that the expense limitation will be in effect for at least one year from the registration statement's effective date or remove from fee table.

Response:  The Registrant confirms that expense limitation will be in effect for at least one year from the registration statement's November 1, 2024, effective date; and has added the word "through" when referring to the October 31, 2025, minimum term.

Comment 4.  In footnote (2) describing expense limitation agreement, please explain supplementally what is meant by "rolling" three-year basis.

Response:  The use of rolling is intended to convey possible recoupment up to three years from the date of the waiver and reimbursement.

Comment 5.  Please revise rolling related disclosures to include "from the date of waiver or reimbursement payment" to provide greater clarity.

Response:  The Registrant made the requested revision.

Comment 6.  Please revise related recoupment disclosures to read as "the Fund may only make a recoupment payment to the Advisor if such payment does not cause the Fund's expense ratio (after the repayment is taken into account) to exceed the lesser of (i) the expense limit at the time of the waiver and reimbursement, and (ii) the Fund's then-current expense limit."

Response:  The Registrant made the requested revision.

Comment 6 (supplemental).  Please revise footnote #2 to specify that only the Board may terminate the expense limitation agreement during the first year.

Response:  The Registrant made the requested revision.

Prospectus – Principal Investment Strategies

Comment 7.  When describing derivatives on the "preceding," please clarify that the preceding are debt instruments and ETFs that primarily invest in debt instruments.

Response.  The Registrant made the requested revision.

Comment 8.  Since there is no targeted portfolio maturity, please amend Principal Risk disclosures to address the risks that accompany this lack of a limit on portfolio maturity.

Response.  The Registrant made the requested revision.

Comment 9.  Please clarify what is meant by representative ETF.

Response:  The Registrant has elaborated on what is meant by representative ETF.

Comment 10.  Please clarify or define what is meant by "quantitative trend measures" and "other security selection techniques."

Response:  The Registrant has defined what is meant by "quantitative trend measures" and removed reference to "other security selection techniques."

Comment 11. Please disclose any known economic sectors to which the Fund expects to have significant exposure and provide related Principal Risks.

Response:  Upon review, the Registrant does not anticipate that the Fund will have significant exposure any economic sectors.

Prospectus – Principal Risks

Comment 12.  Please reorder Principal Risks in order of importance as contemplated under ADI 2019-08 "Improving Principal Risks Disclosure" rather than list alphabetically. (Applies to both Funds).

Response.  The Registrant has listed more important risks first and then reverted to a general alphabetical listing for the balance of the risks where likely importance cannot be predicted.

Comment 13.  Please include derivative risks.

Response.  The Registrant has included derivative risks, but given a relatively light treatment as derivatives are presently described as not part of the principal investment strategy.

Comment 14.  Please include a stand-alone interest rate risk.

Response.  The Registrant has included a stand-alone interest rate risk.

Comment 15.  When describing debt risk, please consider including current market conditions as contemplated in IM Guidance 2016-02 "Fund Disclosure Reflecting Risks Related to Current Market Conditions. (Applies to both Funds).

Response.  Upon review, the Registrant notes that with respect to the DSS AmericaFirst Total Return Bond Fund interest rate and debt related risks do not seem to be elevated on a historical basis, such as when the Federal Reserve had pushed interest rates to near zero.  Consequently, the Registrant does not believe it can meaningfully include reference to current market conditions.  Upon review, the Registrant notes that with respect to the DSS AmericaFirst Alpha Trends Factor Fund equity market risks do not seem to be elevated on a historical basis, such as during the recession related to 2008 or the start of the COVID-19 pandemic.  Consequently, the Registrant does not believe it can meaningfully include reference to current market conditions.

Comment 16.  Under Foreign Exposure Risk (or as a stand-alone risk) describe the currency risk of non-dollar securities.

Response.  The Registrant has elaborated on currency risk of non-dollar securities.

Comment 17.  When describing junk bonds include speculative in their description.

Response.  The Registrant has made the requested revision.

Prospectus – Other

Comment 18.  When describing the portfolio manager include a recitation that he is primarily responsible for the day-to-day management of the Fund.

Response.  The Registrant has made the requested revision.

Comment 19.  Please provide in correspondence a completed performance graph and table.

Response.  The Registrant has included a completed performance graph and table below.

Performance Bar Chart For Calendar Years Ended December 31

Best Quarter:	Mar-13	13.65%
Worst Quarter:	Sep-21	-22.82%

The year-to-date return as of the most recent calendar quarter which ended September 30, 2024, was 8.92%.

Performance Table

Average Annual Total Returns

(For periods ended December 31, 2023)

Class A Shares	One Year	Five Years	Ten Years
Return before taxes	-8.72%	-2.89%	-3.36%
Return after taxes on distributions	-8.72%	-2.89%	-3.81%
Return after taxes on distributions and sale of Fund shares	-5.16%	-2.17%	-2.56%
Class I Shares
Return before taxes	-3.50%	-1.39%	-2.23%
Class U Shares
Return before taxes	-6.87%	-2.88%	-3.61%
Bloomberg US Aggregate Bond Index (1) (reflects no deduction for fees, expenses or taxes)	5.53%	1.10%	1.81%
Lipper Alternative Long/Short Equity Funds Index (2) (reflects no deduction for taxes)	10.17%	6.25%	3.65%

(1)

The Fund's primary broad-based securities market index was changed to reflect the Fund's new investment strategy.  The Bloomberg US Aggregate Bond Index is an unmanaged index comprised of U.S. Investment grade bond market securities, including government, government agency, corporate and mortgage-backed securities and includes the reinvestment of interest.

(2)

The Fund's prior primary broad-based securities market index was the Lipper Alternative Long/Short Equity Fund Index, which is an equal-dollar-weighted index of the largest mutual funds within Lipper's Long/Short Equity classification, which is defined as those funds that employ portfolio strategies combining long holdings of equities with short sales of equity, equity options or equity index options.

DSS AmericaFirst Alpha Trends Factor Fund

Prospectus – Fee Table

Comment 20.  In the fee table, please move footnote (1) that is attached to Acquired Fund Fees and Expenses one line item lower so that it attaches to Total Fund Operating Expenses.

Response:  The Registrant has relocated footnote (1) to Total Fund Operating Expenses.

Comment 21.  Please provide in correspondence a completed fee table.

Response:  The Registrant has included a completed fee table below.

Shareholder Fees (fees paid directly from your investment)	Class A	Class U	Class I
Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)	5.00%	2.50%	None
Maximum Deferred Sales Charge (Load) (as a % of the lower of original purchase price or redemption proceeds)	1.00%	1.00%	None
Redemption Fee (as a % of amount redeemed, if sold within 90 days)	1.00%	1.00%	1.00%
Wire Transfer Fee	$15	$15	$15
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.25%	1.25%	1.25%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%	0.00%
Other Expenses	4.06%	4.05%	4.05%
Acquired Fund Fees and Expenses	0.01%	0.01%	0.01%
Total Annual Fund Operating Expenses (1)	5.57%	6.31%	5.31%
Fee Waiver and Reimbursement (2)	(3.34)%	(3.33)%	(3.32)%
Total Annual Fund Operating Expenses After Fee Waiver and Reimbursement	2.23%	2.98%	1.99%

(1)

The operating expenses in this fee table will not correlate to the expense ratio in the Fund's financial highlights because the financial statements include only the direct operating expenses incurred by the Fund, not the indirect costs of investing in other investment companies (i.e. acquired fund fees and expenses).

(2)

The Advisor and the Trust have entered into an expense limitation agreement whereby the Advisor has contractually agreed to waive a portion of its fees and/or reimburse certain Fund expenses (exclusive of any (i) any front-end or contingent deferred loads; (ii) brokerage fees and commissions, (iii) acquired fund fees and expenses; (iv) borrowing costs (such as interest and dividend expense on securities sold short); (v) taxes; (vi) legal fees; (vii) specialized pricing services, (viii) proxy costs not borne by the Advisor or another party, (ix) unusual or unanticipated audit costs, (x) change in service provider transition expenses, and (xi) extraordinary expenses, such as litigation expenses (which may include indemnification of Fund officers and Trustees, contractual indemnification of Fund service providers (other than the Advisor))) in order to limit annual fund operating expenses to 1.75%, 2.50% and 1.52% for Class A, Class U and Class I, respectively.  These expense limitations will remain in effect until at least through October 31, 2025.  During its first year, this agreement may be terminated only by the Fund's Board of Trustees on written notice to the Advisor.  These fee waivers and expense reimbursements are subject to possible recoupment from the Fund in future years on a rolling three-year basis (within the three years after the date fees have been waived or reimbursed).  The Fund may only make a recoupment payment to the Advisor if such payment does not cause the Fund's expense ratio (after the recoupment payment is taken into account) to exceed the lesser of (i) the expense limit at the time of the waiver and reimbursement, and (ii) the Fund's then-current expense limit.

Comment 22.  Please confirm that the expense limitation will be in effect for at least one year from the registration statement's effective date or remove from fee table.

Response:  The Registrant confirms that expense limitation will be in effect for at least one year from the registration statement's November 1, 2024, effective date; and has added the word "through" when referring to the October 31, 2025, minimum term.

Comment 23.  In footnote (2) describing expense limitation agreement, please explain supplementally what is meant by "rolling" three-year basis.

Response:  The use of rolling is intended to convey possible recoupment up to three years from the date of the waiver and reimbursement.

Comment 24.  Please revise rolling related disclosures to include "from the date of waiver or reimbursement payment" to provide greater clarity.

Response:  The Registrant made the requested revision.

Comment 25.  Please revise related recoupment disclosures to read as "the Fund may only make a recoupment payment to the Advisor if such payment does not cause the Fund's expense ratio (after the repayment is taken into account) to exceed the lesser of (i) the expense limit at the time of the waiver and reimbursement, and (ii) the Fund's then-current expense limit."

Response:  The Registrant made the requested revision.

Comment 25 (supplemental).  Please revise footnote #2 to specify that only the Board may terminate the expense limitation agreement during the first year.

Response:  The Registrant made the requested revision.

Prospectus – Principal Investment Strategies

Comment 26.  Please include a plain English elaboration on the details of the Alpha Trends Factor strategy.

Response:  The Registrant has included additional details about the Alpha Trends Factor strategy.  After review, the Registrant notes that it does not believe it is able to add much in the way of additional plain English to describe this strategy.

Comment 26 (supplemental).

(a)

The revised prospectus describes certain aspects of the Advisor's strategy as follows.  "The Advisor tracks numerous qualitative and style factors (such as buybacks, spin-offs, quality, small-cap, value, growth, momentum, etc.) to ascertain which factors are trending and outperforming a benchmark."  If not defined elsewhere, please define or explain (i) buybacks, (ii) spin-offs, (iii) quality, (iv) small-cap, (v) value, (vi) growth, and (vii) momentum.  Also, please describe how these factor into the Advisor's investment decision making process.

(b)

Also, please define "trending."

(c)

Since the principal investment risks describe "Technology Sector Risk," please include a related reference under principal investment strategies.

(d)

Please include a definition of "foreign companies."

Response:

(a)

The Registrant has included definitions and an explanation of the role of each in the Advisor's investment decision making process.

(b)

The Registrant has included a definition of trending.

(c)

The Registrant has added a refence to sector concentration and technology sector.

Please see marked edits below.

FUND SUMMARY – DSS AMERICAFIRST ALPHA TRENDS FACTOR FUND

Principal Investment Strategies:

The Fund invests primarily in common stocks of companies that are selected using the investment Advisor's alpha trends factor strategy. The Fund invests in the securities of domestic and foreign companies without restriction as to capitalization. The Fund defines foreign companies as those (i) organized outside the U.S., or (ii) that derive a majority of revenue or profits outside the U.S., or (iii) or that have a majority of their assets or employees outside the U.S. Alpha is an investment industry term referring to the performance of a portfolio or asset class relative to its benchmark or index. For example, if an equity fund returned 10% in a year in which the S&P 500® Index rose only 5%, that fund would have an alpha of 5%. The baseline measure for alpha is zero, which would indicate an investment performed exactly in line with its benchmark or index.

The Fund's investment advisor, AmericaFirst Wealth Management, Inc., applies a tactical investment approach using its alpha trends factor strategy to seek out equity asset classes that it expects to have above-market returns. The Advisor uses style classification and quantitative measures to identify alpha trends that it believes will persist. The Advisor tracks ~~numerous~~ qualitative and style factors (using ETFs and indexes that track ~~such as~~ buybacks, spin-offs, quality, small-cap, value, growth, momentum, etc.) to ascertain which factors are outperforming the S&P 500® Index and trending ~~and outperforming a benchmark~~. A company buying back its own shares may signal that the company believes its shares are undervalued. A spinoff of a division of a company as a stand-alone entity may signal that the division was not fully valued by the market when it resided in the former parent company. Quality refers to companies with relatively strong earnings and relatively stable balance sheets, which may lead to higher share prices as the market recognized the value of stability. Value refers to a company with a low price-to-asset ratio or low price-to-earnings ratio. Growth companies are those growing faster than the economy as whole and may have share prices that grow faster than the stock market in general. Momentum refers to the persistence of certain returns over time such as those, for example, of artificial intelligence companies over the recent past. Trending refers to relative outperformance or underperformance versus the benchmark during within a specific time period.

A positive alpha trend is a factor that is outperforming the S&P 500® Index after previously underperforming. The Advisor constructs and manages a diversified portfolio that holds key stocks that represent factors that are outperforming the S&P 500® Index and avoids stocks that represent factors that are underperforming. The Advisor also constructs its own indexes and watchlists to track emerging themes such as artificial intelligence (AI), nuclear energy, space technology, electric vehicles and battery technology, cancer focused biotechnology and may own positions in these areas if they are exhibiting positive alpha trends. The Advisor also performs fundamental analysis on each company to review financial statements to assess balance sheet strength, income statement trends, and relative valuation vs. competitors and the company's history. The Advisor's selection strategy may also focus on certain economic sectors, such as technology, which may be more likely to display alpha trends.

The Advisor's selection criteria focus on classical historical studies of investment themes that have worked well in the past: (i) low price-to-asset ratio, (ii) low price-to-earnings ratio, (iii) insider buying (iv) recent significant drop in price, and (v) small capitalization. The low price-to-assets ratio sub-strategy reflects the Advisor's belief that stocks priced at less than book value will, over time, rise at least to their stated book value. The low price-to-earnings ratio sub-strategy reflects the Advisor's belief that a company priced low in relation to earnings, whose earnings are expected to grow, is preferable to a similarly priced company whose earnings are not expected to grow. The insider buying sub-strategy reflects the Advisor's belief that insiders, such as company officers, often have "insightful information" which they believe will result in an increase in the market value of the company. The drop in price sub-strategy reflects the Advisor's belief that a decline in price, such as one triggered by disappointing earnings, is often an overreaction. The small capitalization sub-strategy reflects the Advisor's belief that these companies are often associated with higher growth rates and can be more easily acquired by other corporations.

In addition to purchasing individual stocks, the Fund may also execute a portion of its strategy by investing in ETFs that are representative of an investment sub-strategy, such as small cap stocks. The Advisor selects ETFs based upon relative expenses, manager tenure, and purity of asset class exposure. The Advisor generally sells a security to purchase other securities that the Advisor believes may perform better. The Advisor's strategy may ~~is expected to~~ result in high portfolio turnover if the underlying alpha trend factors are volatile.

Prospectus – Principal Risks

Comment 27.  Please include risks related to the Alpha Trends Factor strategy.

Response:  The Registrant has included additional risks about the Alpha Trends Factor strategy.

Comment 28.  Please include risks related to the five sub-elements of the Alpha Trends Factor strategy.

Response:  The Registrant has included additional risks about the five sub-elements of the Alpha Trends Factor strategy.

Comment 29.  Under Stock Market Risk, please provide specific risks related the S&P 500.

Response:  Upon review, the Registrant notes that under the principal investment strategy section reference to the S&P 500 was used merely as an example of an input to an alpha calculation.  Therefore, the Registrant respectfully declines to provide specific risks related the S&P 500.

Prospectus – Other

Comment 30.  When describing the portfolio manager include a recitation that he is primarily responsible for the day-to-day management of the Fund.

Response.  The Registrant has made the requested revision.

Comment 31.  Please provide in correspondence a completed performance graph and table.

Response.  The Registrant has included a completed performance graph and table below.

Performance Bar Chart For Calendar Year Ended December 31

Best Quarter:	Jun-20	16.54%
Worst Quarter:	Mar-20	-25.96%

The year-to-date return as of the most recent calendar quarter which ended September 30, 2024, was 15.25%.

Performance Table

Average Annual Total Returns

(For periods ended December 31, 2023)

Class A Shares	One Year	Five Years	Since Inception(1)
Return before taxes	8.00%	7.80%	6.52%
Return after taxes on distributions	8.00%	5.71%	4.68%
Return after taxes on distributions and sale of Fund shares	4.74%	5.29%	4.37%
Class I Shares
Return before taxes	14.04%	9.21%	7.76%
Class U Shares
Return before taxes	10.03%	7.54%	6.19%
S&P 500® Total Return Index (2) (reflects no deduction for fees, expenses or taxes)	26.29%	15.70%	13.29%
Lipper Multi-Cap Core Funds Index (3) (reflects no deduction for taxes)	24.23%	14.68%	10.22%

(1)

The inception date of the Fund's shares is January 31, 2017.

(2)

The Fund's primary broad-based securities market index was changed to reflect the Fund's new investment strategy and to comply with recent regulatory changes.  The S&P 500® Total Return Index is an unmanaged composite of 500 large capitalization companies and includes the reinvestment of dividends.

(3)

The Fund's prior primary broad-based securities market index was the Lipper Multi-Cap Core Funds Index, which is composed of funds that, by portfolio practice, invest in a variety of market capitalization ranges without concentrating 75% of their equity assets in any one market capitalization range over an extended period of time. Multi-cap funds typically have between 25% to 75% of their assets invested in companies with market capitalizations (on a three-year weighted basis) above 300% of the dollar-weighted median market capitalization of the middle 1,000 securities of the S&P SuperComposite 1500 Index.  Multi-cap core funds have more latitude in the companies in which they invest. These funds typically have an average price-to-earnings ratio, price-to-book ratio, and three-year sales-per-share growth value, compared to the S&P SuperComposite 1500 Index.

Statement of Additional Information

Comment 32.  Under fundamental policy (g) concentration, a Fund and its adviser are not permitted to ignore the investment held by affiliated and non-affiliated funds for purposes of assuring compliance with the concentration policy.  Therefore, please include additional disclosure noting that the Funds will consider the investments held by other funds when determining compliance with the stated concentration policy.

Response.  The has made the requested addition as follows.

"The Funds will consider the investments held by other funds in which they invest when determining compliance with the stated concentration policy."

Comment 32 (supplemental).  Please confirm that the addition to the SAI of the above language was made as an amendment to the fundamental policies or as an information item following the fundamental policies.

Response.  The Registrant confirms that the addition to the SAI of the above language was made as an information item following the fundamental policies.  The Registrant views this additional disclosure as a clarification of existing policies and believes it could not amend a fundamental policy without Board approval and an affirmative vote by a majority of shares.

Comment 33.  Please add Juneteenth to the list of days when markets are closed.

Response.  The has made the requested addition.

Part C

Comment 34.  Please confirm supplementally, that the Funds comply with Rule 461(c) under the Securities Act of 1933; and Section 17(h) and (i) of the Investment Company Act of 1940.

Response.  The Registrant so confirms.

If you have any questions or additional comments, please call the undersigned at (614) 469-3265.

Very truly yours,

Parker Bridgeport

Senior Counsel, Thompson Hine LLP

4859-2528-0752